Exhibit 99.1

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Period Ended June 30, 2026

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	June 30,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,629	$51,259
Accounts receivable, net of allowance for credit losses of $228 and $172 as of June 30, 2026, and December 31, 2025, respectively	38,813	33,420
Inventory	85,189	75,549
Prepaid expenses and other current assets	7,041	6,071

Total current assets	185,672	166,299

NON-CURRENT ASSETS:
Property, plant and equipment, net	47,001	46,922
Operating lease right of use assets	5,285	5,807
Intangible assets, net	1,884	1,452
Investment in affiliates	5,726	4,905
Funds in respect of employee rights upon retirement	446	398
Deferred tax assets	573	639
Restricted deposit	-	307

Total non-current assets	60,915	60,430

Total assets	$246,587	$226,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial Statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debts	$164	$2,227
Accounts payable	18,531	12,986
Accrued expenses and other current liabilities	18,309	17,296
Current maturities of operating lease liabilities	1,459	1,474

Total current liabilities	38,463	33,983

NON-CURRENT LIABILITIES:
Long-term debts, net	11,018	9,485
Operating lease liabilities	4,032	4,448
Liability in respect of employee rights upon retirement	853	770
Deferred tax liabilities	3,286	1,652

Total non-current liabilities	19,189	16,355

COMMITMENTS AND CONTINGENCIES (NOTE 7)	-	-

Total liabilities	57,652	50,338

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value Authorized: 19,000,000 shares at June 30, 2026, and at December 31, 2025 Issued:13,272,610 shares at June 30, 2026, and 13,257,610 shares at December 31, 2025 Outstanding: 12,998,137 shares at June 30, 2026, and 12,983,137 shares at December 31, 2025	-	-
Additional paid-in capital	137,567	136,578
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	727	643
Retained earnings	52,729	41,258

Total shareholders' equity	188,935	176,391

Total liabilities and shareholders' equity	$246,587	$226,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues:
Products	$15,329	$12,463	$29,235	$25,187
Services	37,609	30,641	64,850	60,059
	52,938	43,104	94,085	85,246

Costs:
Products	10,775	9,112	20,874	17,443
Services	28,843	23,167	49,860	47,024
	39,618	32,279	70,734	64,467
Gross profit	13,320	10,825	23,351	20,779

Operating expenses:
Research and development, net	535	240	1,106	564
Selling and marketing	2,530	2,185	4,712	4,113
General and administrative	4,632	3,965	8,925	7,497
	7,697	6,390	14,743	12,174
Operating income	5,623	4,435	8,608	8,605

Gain on sale of equity investment	4,324	-	4,324	-
Interest expenses	(182)	(324)	(330)	(659)
Other financial expenses, net	(368)	(776)	(181)	(499)
Income before taxes on income	9,397	3,335	12,421	7,447

Provision for income taxes	1,911	211	2,056	803
Income before share of equity investment	7,486	3,124	10,365	6,644

Share in profits of equity investment of affiliated companies	585	318	1,106	611
Net income	$8,071	$3,442	$11,471	$7,255

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands, except share and per share data

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Earnings per share
Basic	$0.62	$0.30	$0.88	$0.65
Diluted	$0.61	$0.30	$0.87	$0.64

Weighted average number of shares outstanding
Basic	12,987,471	11,447,986	12,985,316	11,196,992
Diluted	13,131,610	11,666,309	13,164,168	11,409,488

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Net income	$8,071	$3,442	$11,471	$7,255
Other comprehensive income (loss), net:
Change in foreign currency translation adjustments	(100)	148	91	676
Net unrealized losses from derivatives	(7)	-	(7)	-
Total comprehensive income	$7,964	$3,590	$11,555	$7,931

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated other
	Number of shares issued	Amount	Additional paid-in capital	comprehensive income	Treasury shares	Retained earnings	Total equity

BALANCE AT MARCH 31, 2025	11,214,831	$-	$89,919	$452	$(2,088)	$28,249	$116,532
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	148	-	3,442	3,590
Exercise of stock option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	291	-	-	-	291
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

BALANCE AT MARCH 31, 2026	13,257,610	$-	$137,071	$834	$(2,088)	$44,658	$180,475
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2026:
Comprehensive income	-	-	-	(107)	-	8,071	7,964
Exercise of stock option	15,000	-	136	-	-	-	136
Share based compensation	-	-	360	-	-	-	360
BALANCE AT JUNE 30, 2026	13,272,610	$-	$137,567	$727	$(2,088)	$52,729	$188,935

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated other
	Number of shares issued	Amount	Additional paid-in capital	comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2024	11,214,831	$-	$89,697	$(76)	$(2,088)	$24,436	$111,969
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	676	-	7,255	7,931
Exercise of option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	513	-	-	-	513
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2026:
Comprehensive income	-	-	-	84	-	11,471	11,555
Exercise of option	15,000	-	136	-	-	-	136
Share based compensation	-	-	853	-	-	-	853
BALANCE AT JUNE 30, 2026	13,272,610	$-	$137,567	$727	$(2,088)	$52,729	$188,935

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,071	$3,442	$11,471	$7,255
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,391	1,208	2,704	2,513
Non-cash financial expenses	21	600	352	508
Gain on sale of equity investment (Note 4)	(4,324)	-	(4,324)	-
Change in allowance for credit losses	(14)	75	55	25
Share in profits of equity investment of affiliated companies	(585)	(318)	(1,106)	(611)
Share based compensation	360	291	853	513
Deferred income taxes, net	1,615	63	1,700	582
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(8,342)	882	(5,448)	(2,594)
Increase in inventory	(3,453)	(3,434)	(9,883)	(7,295)
Decrease (increase) in prepaid expenses and other current assets	1,445	1,697	(812)	1,183
Increase in trade accounts payable	2,403	2,972	4,874	3,406
Increase (decrease) in accrued expenses and other current liabilities	850	(529)	952	(3,571)
Net cash provided by (used in) operating activities	(562)	6,949	1,388	1,914

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equity investment	4,493	-	4,493	-
Purchase of property and equipment	(1,139)	(3,305)	(2,559)	(6,167)
Net cash provided by (used in) investing activities	3,354	(3,305)	1,934	(6,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term debts	-	(10,719)	-	(4,350)
Repayments of long-term debts	(10,721)	(516)	(11,272)	(1,087)
Proceeds from issuance of ordinary shares and exercise of the underwriters' option	-	48,550	-	48,550
Issuance costs of ordinary shares and exercise of the underwriters' option	-	(2,820)	-	(2,820)
Proceeds from long term debt, net	10,877	-	10,877	-
Proceeds from exercise of options	136	-	136	-
Net cash provided by (used in) financing activities	292	34,495	(259)	40,293

Net increase in cash and cash equivalents and restricted cash	3,084	38,139	3,063	36,040
Cash and cash equivalents and restricted cash at beginning of period	51,545	5,335	51,566	7,434
Cash and cash equivalents and restricted cash at the end of period	$54,629	$43,474	$54,629	$43,474

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	$217	$1,688	$299	$1,835
Reclassification between inventory and property, plant and equipment	-	-	-	579
Unpaid issuance costs on long term debt and issuance of shares	152	362	152	362
Unpaid addition to property and equipment and intangible assets	1,140	951	1,140	951
Supplemental disclosure of cash flow information:
Interest paid	154	249	303	516
Taxes paid	79	176	192	195

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 - GENERAL

Description of Business

TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries. TAT has the following wholly owned subsidiaries, hereinafter collectively referred to as the “Group”: Limco-Piedmont Inc. (“Limco-Piedmont”), Limco Airepair Inc. (“Limco”), a wholly owned Delaware subsidiary of Limco-Piedmont, Piedmont Aviation Component Services LLC (“Piedmont”), a North Carolina limited liability company, wholly owned subsidiary of Limco-Piedmont Inc., and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), which was established in January 2016 as a joint venture. The accounting treatment of the joint venture is based on the equity method due to participating rights granted to the other stockholder.

TAT operations is focused on the following four segments: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO (“Maintenance Repair and Overhaul”) services for heat transfer components and OEM of heat transfer solutions through Limco; (iii) MRO services for aviation components (mainly Auxiliary Power Unit “APU” and Landing Gear “LG”) through Piedmont; and (iv) overhaul and coating of jet engine components through Turbochrome. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (under the symbol TATT) and Tel-Aviv Stock Exchange (under the symbol TAT Tech).

On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders, and strategic military and nuclear facilities, resulting in the death of Iran’s Supreme Leader and other senior government and military officials. Iran subsequently launched ballistic missile and drone attacks against targets in Israel, U.S. military assets in the Middle East, and locations in several countries across the region. The conflict also contributed to renewed hostilities between Israel and Hezbollah in Lebanon. In April 2026, the United States and Iran agreed to a conditional ceasefire that included Israel, and in June 2026, the parties entered into a memorandum of understanding intended to facilitate a more comprehensive resolution of the conflict. However, despite these agreements, military confrontations and regional tensions have continued, including renewed incidents involving Iran, the United States, and Israel during July 2026. Although ceasefire and diplomatic efforts remain ongoing, the security situation in the region remains uncertain and volatile. TAT is unable to predict if, when, or on what terms the conflict may further escalate, de-escalate, or ultimately be resolved.

Currently, TAT continues its business and operations but the intensity and duration of Israel’s current war is difficult to predict, as are such wars’ economic implications on our business and operations and on Israel's economy in general. We continue to monitor political and military developments closely. To date, the Company’s operations and financial results have not been materially affected by these events. Also, since this is an event beyond the Company’s control and may impact our Israeli activity, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. The Group activities in Israel are presented in Note 9 – Segment Information, under the OEM of Heat Transfer Solutions and Aviation Accessories, and the Overhaul and Coating of Jet Engine Components segments.

The ongoing global conflicts and geopolitical uncertainty continue to contribute to volatility in financial, foreign exchange and energy markets, as well as disruptions in global supply chains. These conditions have resulted in increased material and labor costs and have prompted the Company to maintain higher inventory levels to support operational requirements. The Company continues to work closely with suppliers to mitigate potential supply chain disruptions and minimize impacts on its manufacturing and MRO operations.

The Company's international operations are also subject to risks associated with changes in trade policies, import and export regulations, and tariff regimes. Changes in tariffs may increase the cost of raw materials, components and other imported goods, resulting in purchasing price volatility and potential pressure on margins. Additionally, tariffs may affect the economics of cross-border transactions and require modifications to contractual arrangements with customers and suppliers. Based on management’s assessment, existing tariffs have not had a material impact on the Company’s financial condition, or results of operations.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim consolidated balance sheet as of June 30, 2026, the interim consolidated statements of income, interim statements of cash flows and the interim consolidated statements of shareholders’ equity for the three and six months ended June 30, 2026 and 2025 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of June 30, 2026, as well as its results of operations and cash flows for the three and six months ended June 30, 2026 and 2025.

The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026, or for other interim periods or for future years.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2026.

Significant Accounting Policies

There have been no changes to the significant accounting policies described in the 2025 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes, except for the implementation of derivatives and hedge accounting described below.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to: recoverability of inventory and income taxes.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT)

Concentrations of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and deposits, derivatives and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States and Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been affected by certain banking institutions in the U.S. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group has a relatively large number of customers with established private and public companies, and governmental institutions which mitigate the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of June 30, 2026 and December 31, 2025 the Company has a single customer which represents 10% and 13% of the Company's accounts receivable, respectively.

Fair value measurement

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair values due to their short-term maturities. Foreign currency derivative financial instruments are recognized and disclosed at fair value in the financial statements on a recurring basis.

Fair value is defined as the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820, Fair Value Measurement. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value into three levels:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. These inputs have the highest priority.

•	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, or inputs corroborated by observable market data.

•	Level 3: Unobservable inputs supported by little or no market activity, reflecting the Company’s own assumptions about the assumptions that market participants would use. These inputs have the lowest priority.

In measuring fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, where available. The Company also considers counterparty credit risk and its own nonperformance risk in measuring the fair value of financial instruments.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT)

The Company enters into foreign currency derivative financial instruments to manage its exposure to fluctuations in exchange rates associated with transactions denominated in currencies other than the U.S. dollar. The Company does not use derivative instruments for speculative purposes. At hedge inception, the Company formally designates qualifying foreign currency derivative instruments as cash flow hedges and performs an effectiveness assessment to conclude that the hedging relationship is expected to be highly effective in achieving offsetting changes in the designated cash flows attributable to the hedged risk. All derivative instruments are recognized in the consolidated balance sheets at fair value as either assets or liabilities in accordance with ASC Topic 815, Derivatives and Hedging. The accounting for changes in fair value depends on whether the derivative is designated and qualifies for hedge accounting. The Company assesses hedge effectiveness both at inception and on an ongoing basis.

Cash Flow Hedges

For derivative instruments that are formally designated and qualify as cash flow hedges, the gain or loss is recorded in accumulated other comprehensive income (“AOCI”), net of applicable taxes and subsequently reclassified into earnings in the same line item as the underlying hedged transaction in the period in which the hedged transaction affects earnings.

Derivatives Not Designated as Hedging Instruments

For derivative instruments that are not designated as hedging instruments or do not qualify for hedge accounting, changes in fair value are recognized directly in financial expense (income), net in the period

Presentation

Derivative assets and liabilities are presented on a gross basis within prepaid expenses and other current assets or accrued expenses and other current liabilities, as applicable. The Company’s derivative instruments are measured at fair value using observable inputs consistent with Level 2 of the fair value hierarchy.

Cash Flows

Cash flows from derivative instruments are classified in the consolidated statements of cash flows consistent with the nature of the underlying hedged item.

New accounting pronouncements adopted

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The adoption did not have a material impact on the Company’s condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In November 2025, the FASB issued ASU 2025-09 to amend the guidance in “Derivatives and Hedging” (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating this ASU to determine the impact it may have on its consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 - FAIR VALUE MEASUREMENT

The Company measures certain financial assets and liabilities at fair value on a recurring basis and discloses such measurements in accordance with ASC Topic 820, Fair Value Measurement. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair values due to their short-term maturities.

The Company’s financial assets and liabilities measured at fair value on a recurring basis consist primarily of foreign currency forward and option contracts, which are used to hedge exposure to foreign currency exchange rate fluctuations. These instruments are measured using observable market inputs, such as forward exchange rates, and are generally classified within Level 2 of the fair value hierarchy. At June 30, 2026, the fair value of the foreign currency forward contract amounted to $7 thousand and is presented in accrued expenses and other current liabilities in the balance sheet.

Foreign Currency Derivative Instruments and Risk Management

The Company hedges its exposure to foreign currency risk arising from probable forecasted expenses denominated in Israeli Shekels (“ILS”) in accordance with its risk management policy. The Company’s objective is to mitigate the variability in expected cash flows attributable to fluctuations in foreign currency exchange rates. A significant portion of this exposure relates to forecasted payroll and other operating expenses denominated in ILS.

To manage this risk, the Company enters into foreign currency forward contracts and option contracts. These derivative instruments are not used for speculative purposes. All derivatives are recognized on the consolidated balance sheets at fair value in accordance with ASC Topic 815, Derivatives and Hedging, with changes in fair value accounted for based on their designation.

As of June 30, 2026, the Company had designated foreign currency option contracts with an aggregate notional amount of approximately ILS12.4 million ($4.2 million) as cash flow hedges of forecasted salary expenditures expected to occur through December 31, 2026. No designated hedge contracts matured during the six months ended June 30, 2026, and therefore no hedge-related gains or losses were recognized in earnings during the period.

Management concluded that all designated hedge relationships were highly effective as of June 30, 2026 and that no hedge ineffectiveness was recognized in earnings during the period.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 - EQUITY INVESTMENT

TAT, through its Piedmont subsidiary, held a non-controlling interest of less than 5% in First Aviation Services Inc. (“FAvS”), which is accounted for under ASC 321 – Investment – Equity Securities. The investment did not have a readily determinable fair value and is carried at cost, subject to observable price adjustments and impairment.

In April 2026, an unrelated third party entered into a definitive agreement to acquire FAvS. As part of the transaction, which was completed in June 2026, the Company sold its holding to the unrelated third party. Accordingly, the Company recorded a realized gain of approximately $4.3 million upon receipt of aggregate proceeds of $4.5 million during May and June 2026.

NOTE 5 - INVENTORY

Inventory is composed of the following:

	June 30, 2026	December 31, 2025

Raw materials and components	$64,824	$59,585
Work in progress	19,326	15,478
Finished goods	1,039	486

Total inventory	$85,189	$75,549

Inventories write down expenses due to slow inventory amounted to $98 and $590 for the six months ended June 30, 2026 and 2025, respectively.

The Company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the Company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory no longer relevant.

NOTE 6 - CREDIT FACILITY

Revolving facility

On June 4, 2026, Limco-Piedmont Inc. (the “Borrower”), a wholly owned subsidiary of TAT Technologies Ltd. (the “Company”), entered into a senior secured credit agreement (the “Credit Agreement”) with a syndicate of bank lenders. The Credit Agreement provides for a $75.0 million revolving credit facility (the “Revolving Facility”), with an incremental feature by an aggregate amount not to exceed the greater of $25.0 million and 100% of consolidated EBITDA as of the most recently completed fiscal quarter. The Credit Facility also includes a $2.5 million swingline sub-facility and up to $5.0 million in letters of credit, with a maturity date of June 4, 2029. The Revolving Facility may be used for working capital, capital expenditures, acquisitions, refinancing of existing indebtedness, and other general corporate purposes. Borrowings may be repaid and re-borrowed during the term of the agreement.

At closing, the Company utilized initial borrowings under the Revolving Facility to repay certain existing indebtedness and transaction-related obligations amounting to $10.9 million. In addition, approximately $0.7 million of financing fees and lender-related costs were incurred in connection with the transaction, including upfront loan and syndication fees. As a result of these transactions, the Revolving Facility effectively refinanced and replaced prior credit arrangements, simplifying the Company’s capital structure.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 - CREDIT FACILITY (CONT)

Loans under the Credit Agreement bear interest, at the Company’s option, at either: a Term SOFR-based rate, plus an applicable margin ranging from 1.75% to 2.50%, or an alternate base rate (“ABR”), plus an applicable margin ranging from 0.75% to 1.50%, in each case based on the Company’s consolidated leverage ratio. In addition, the Company is required to pay a commitment fee ranging from 0.20% to 0.35% per annum on the unused portion of the facility.

The obligations under the Credit Agreement are fully secured by substantially all assets of the Company and its subsidiaries, including accounts receivable, inventory, equipment, intellectual property, and certain real property.

The Credit Agreement is guaranteed by the Company and its domestic and Israeli subsidiaries on a joint and several basis.

The Company is subject to customary financial covenants under the Credit Agreement, including: a maximum Total Net Leverage Ratio, and a minimum Fixed Charge Coverage Ratio. The Company is also subject to additional affirmative and negative covenants that restrict, among other things: additional indebtedness, investments and restricted payments, asset sales, and certain affiliate transactions. As of June 30, 2026, the Company was in compliance with all financial covenants.

As of June 30, 2026, the Company had $11.5 million in outstanding borrowings under the Revolving Facility, and $88.5 million available for future borrowings.

Letters of Credit

The Company may request issuance of standby letters of credit under the Revolving Facility, subject to a $5.0 million sublimit. As of June 30, 2026, there are no outstanding letters of credit.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Royalty commitments

The Company is committed to paying royalties as percentage of revenue or as a percentage of purchase to certain OEM as part of the Company’s licenses agreements. Royalties expense was $1,899 and $1,090 for the three months ended June 30, 2026 and 2025, respectively. Royalties expense was $3,209 and $2,462 for the six months ended June 30, 2026 and 2025, respectively.

Litigation

On July 12, 2022, TAT filed a suit against TAT Industries Ltd. in the District Court of Tel Aviv. TAT had leased the Gedera facility from TAT Industries Ltd. until the termination of the lease agreement in 2022. TAT asserts that TAT Industries Ltd. has unlawfully forfeited a bank guarantee that was granted for the benefit TAT Industries Ltd. in connection with the lease in Gedera in the amount of $750 thousands. On December 28, 2022, TAT Industries Ltd. filed a counterclaim against TAT asserting damages caused by TAT in connection with the lease in Gedera. The evidentiary hearings concluded on June 29, 2025, and the parties completed their closing arguments by November 23, 2025. TAT intends to vigorously defend the counterclaim by TAT Industries Ltd. and TAT estimates that is not probable that TAT Industries Ltd.’s claim against TAT will be approved.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 - EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Numerator for EPS:
Net income	$8,071	$3,442	$11,471	$7,255
Denominator for EPS:
Weighted average shares outstanding – basic	12,987,471	11,447,986	12,985,316	11,196,992
Dilutive shares	144,139	218,323	178,852	212,496
Weighted average shares outstanding – diluted	13,131,610	11,666,309	13,164,168	11,409,488

EPS:
Basic	$0.62	$0.30	$0.88	$0.65
Diluted	$0.61	$0.30	$0.87	$0.64

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - SEGMENT INFORMATION

Segment Activities Disclosure:

TAT operates under four segments: (i) OEM of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components (mainly APU and LG) through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

▪	OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board of commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

▪	MRO services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

▪	MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components, as well as APU lease activity. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

▪	TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

The Group’s chief operating decision-maker ("CODM") is the CEO of the Company. The CODM evaluates segment performance and allocates the Company’s resources, the CODM uses segment measures of revenue, gross profit, operating income and total assets. The CODM reviews budget-to-actual variances of both profit measures on a monthly basis when making decisions about allocation of the Company’s resources to the segments.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - SEGMENT INFORMATION (CONT)

Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Three Months Ended June 30, 2026
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions	MRO Services for Aviation Components and Lease	Overhaul and Coating of Jet Engine Components	Elimination of Intercompany sales	Consolidated

Revenues - external	$11,131	$11,902	$27,641	$2,264	$-	$52,938
Revenues - internal	-	103	63	-	(166)	-

Cost of revenues	8,252	8,697	21,325	1,540	(196)	39,618
Gross profit	2,879	3,308	6,379	724	30	13,320

Research and development	192	298	-	45	-	535
Selling and marketing	697	491	1,175	167	-	2,530
General and administrative	1,198	1,018	2,202	214	-	4,632
Operating income	$792	$1,501	$3,002	$298	$30	5,623

Gain on sale of equity investment						4,324
Interest expenses						(182)
Other financial expenses, net						(368)
Income before taxes						$9,397

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - SEGMENT INFORMATION (CONT)

Segments statement operations disclosure (cont.)

	Three Months Ended June 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions	MRO Services for Aviation Components and Lease	Overhaul and Coating of Jet Engine Components	Elimination of Intercompany sales	Consolidated

Revenues - external	$9,555	$11,301	$19,996	$2,252	$-	$43,104
Revenues - internal	53	277	-	-	(330)	-

Cost of revenues	6,714	8,139	16,700	1,083	(357)	32,279
Gross profit	2,894	3,439	3,296	1,169	27	10,825

Research and development	171	172	-	(103)	-	240
Selling and marketing	452	582	1,009	142	-	2,185
General and administrative	1,403	944	1,455	163	-	3,965
Operating income	$868	$1,741	$832	$967	$27	4,435

Financial expenses, net						(1,100)
Income before taxes						$3,335

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - SEGMENT INFORMATION (CONT)

Segments statement operations disclosure (cont.)

	Six Months Ended June 30, 2026
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions	MRO Services for Aviation Components and Lease	Overhaul and Coating of Jet Engine Components	Elimination of Intercompany sales	Consolidated

Revenues - external	$21,829	$22,933	$44,503	$4,820	$-	$94,085
Revenues - internal	42	195	74	-	(311)	-

Cost of revenues	15,974	16,290	35,790	3,079	(399)	70,734
Gross profit	5,897	6,838	8,787	1,741	88	23,351

Research and development	443	547	-	116	-	1,106
Selling and marketing	1,375	993	2,006	338	-	4,712
General and administrative	2,555	2,114	3,787	469	-	8,925
Operating income	$1,524	$3,184	$2,994	$818	$88	8,608

Gain on sale of equity investment						4,324
Interest expenses						(330)
Other financial expenses, net						(181)
Income before taxes						$12,421

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - SEGMENT INFORMATION (CONT)

Segments statement operations disclosure (cont.)

	Six Months Ended June 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions	MRO Services for Aviation Components and Lease	Overhaul and Coating of Jet Engine Components	Elimination of Intercompany sales	Consolidated

Revenues - external	$19,304	$23,210	$38,294	$4,438	$-	$85,246
Revenues - internal	390	845	-	-	(1,235)	-

Cost of revenues	13,887	16,962	32,745	2,191	(1,318)	64,467
Gross profit	5,807	7,093	5,549	2,247	83	20,779

Research and development	320	312	-	(68)	-	564
Selling and marketing	903	1,136	1,797	277	-	4,113
General and administrative	2,480	1,739	2,958	320	-	7,497
Operating income	$2,104	$3,906	$794	$1,718	$83	8,605

Financial expenses, net						(1,158)
Income before taxes						$7,447

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - SEGMENT INFORMATION (CONT)

The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Six Months Ended June 30, 2026
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions	MRO Services for Aviation Components and Lease	Overhaul and Coating of Jet Engine Components	Amounts not allocated to segments	Consolidated

Total assets	$70,279	$50,686	$115,719	$10,762	$(859)	$246,587
Depreciation and amortization	533	584	1,483	184	(80)	2,704
Expenditure for segment assets	989	354	1,037	278	-	2,658

	Year Ended December 31, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for Heat Transfer Components and OEM of Heat Transfer Solutions	MRO Services for Aviation Components and Lease	Overhaul and Coating of Jet Engine Components	Amounts not allocated to segments	Consolidated

Total assets	$78,541	$45,305	$93,473	$10,321	$(911)	$226,729
Depreciation and amortization	905	1,107	2,894	356	(161)	5,101
Expenditure for segment assets	3,179	839	7,180	225	-	11,423

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 - REVENUES

Total revenues - by geographical location were attributed according to customer residential country as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Sale of Products
United States	$10,435	$6,695	$20,030	$14,676
Israel	2,548	2,523	4,051	4,294
Europe	327	891	1,121	1,733
Other	2,019	2,354	4,033	4,484
	$15,329	$12,463	$29,235	$25,187

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Sale of Services
United States	$27,090	$20,680	$43,971	$41,401
Europe	7,759	4,507	12,106	7,985
Israel	1,350	1,670	3,160	3,273
Other	1,410	3,784	5,613	7,400
	$37,609	$30,641	$64,850	$60,059

Total long-lived assets - by geographical location were as follows:

	June 30,	December 31,
	2026	2025
United States	$36,982	$37,790
Israel	15,304	14,939
Total	$52,286	$52,729

Contract liabilities

Contract liabilities primarily included advance payments from customers expected to be recognized within a year. For the three months ended June 30, 2026 and 2025, $837 and $833, respectively, of the recognized revenue was included in deferred revenue at the beginning of the periods. For the six months ended June 30, 2026 and 2025, $1,668 and $2,525, respectively, of the recognized revenue was included in deferred revenue at the beginning of the period.